Mail Stop 3561

November 26, 2008

Judith Adelstein, President
Buyrite Club Corp.
5100 West Copans Road, Suite 810
Margate, Florida 33063

      Re: Buyrite Club Corp.
              Registration Statement on Form S-1
              Filed November 3, 2008
              File No. 333-154931

Dear Ms. Adelstein:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. In the forepart of your registration statement, please check the box indicating that the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415, or tell us why it is not appropriate to do so.

2. We note your reference in your financial statements on page F-13, to related party transactions acquiring the intellectual property. Please revise your prospectus to generally

discuss this transaction as part of your history, identifying the parties involved and the manner in which the purchase price was determined.

Outside Front Cover Page

3. Please state prominently on the front cover page of your prospectus that your auditors have issued a going concern opinion.

4. It appears you have filed a cover page on page one, followed by a portion of Form S-1 on page two, followed by a different cover page on page three. Please revise or advise. See Items one and two of Form S-1 for further information.

Liquidity and Capital Resources, page 23

5. We note your statement that you issued 9,000,000 shares of common stock, "for the purchase of the web site … including all rights, title and interest for cash proceeds of $0.001 per share." Please revise to clarify the terms of the transaction. Particularly, whether the 9,000,000 shares were issued in exchange for the website, or whether the shares were issued in exchange for cash. If issued in exchange for cash, please state the aggregate amount of cash received in exchange for the 9,000,000 shares. If the issuance of the 9,000,000 shares was for the purchase of the website, please explain why 6,300,000 of those shares were issued to your sole officer and director.

Principal Stockholders, page 28

6. The chart showing stock ownership indicates that Judith Adelstein and Tammi Shnider will each own 12,000,000 shares after the offering. As it appears the company will only have 12,000,000 shares issued and outstanding, please revise or advise us.

Recent Sales of Unregistered Securities, page II-1

7. Please revise to indicate the exemption from registration claimed with respect to the September 2008 offering and state briefly the facts relied upon to make the exemption available. See Item 701 of Regulation S-K.

Exhibits, page II-1

8. Please file as an exhibit the form of the subscription agreement used in connection with the September 2008 private offering of the shares of the company's common stock.

9. Please file as an exhibit an opinion of counsel as to the legality of the securities being registered. Please see Item 601 of Regulation S-K.

Item 17, Undertakings, page II-3

    10. Please revise your undertakings to match the language set forth in Item 512 of Regulation S-K. Also, it appears you have included undertakings applicable to an offering that relies on Rule 430A. As it does not appear you are relying on Rule 430A, please revise this section to include the applicable undertakings. Please see Item 512 of Regulation S-K.

Exhibit 10.3

    11. We note that the Agreement for Purchase filed as Exhibit 10.3 gives Steven Adelstein the right to receive common shares of Buyrite at $.001, a price that is one-tenth the offering price. Although the transaction appears to have closed with Mr. Adelstein being paid in cash, please disclose the potential for dilution in the appropriate place in your prospectus if Mr. Adelstein retains any rights to receive common stock under this agreement. In this regard, please reconcile with the disclosure in Note 6 to the financial statements which indicates the payment consisted of the company's common shares.

    12. The Addendum to Exhibit 10.3 appears to be filed with the wrong agreement as it discloses a profit-sharing agreement, apparently with BSP Rewards. Please disclose this profit sharing arrangement in the appropriate place in your prospectus indicating whether it is a related party and re-file the Addendum with the correct agreement.

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    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director